Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, CO 80021

VIA EDGAR

August 22, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
Attn: Terry French, Accountant Branch Chief

Re: Level 3 Communications, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-35134

Dear Mr. French:

On Tuesday, August 19, 2014, and again on August 20, 2014 the SEC provided verbal comments with respect to Level 3 Communications, Inc.'s response dated August 8, 2014 to the comments issued by the Staff in its letter dated August 1, 2014 in relation to the Company’s Form 10-K for the year ended December 31, 2013. For your convenience, we have included a summary of the Staff's comments in italics below and have provided our responses after each comment. References in this letter to the “Company” are references to Level 3 Communications, Inc., and its consolidated subsidiaries unless the context states otherwise.

Critical Accounting Policies and Estimates, page 73

1.	Please provide supplementally, a roll-forward of the revenue reserves, as well as the cost of revenue dispute reserve balances for the last 3 years (2011-2013):

Response: The Company has provided the requested information supplementally to the Staff on a confidential basis for your consideration.

As noted in the supplemental table, the Company respectfully submits that the amount of reserves recorded against revenue as well as the amounts released during the periods are not material to the revenue for any of the periods noted above. Further, the dispute reserve balances have not been material when considered in relation to the total cost of revenue for the same periods. Accordingly, we believe our current disclosure of our accounting policies related to revenue reserves and cost of revenue reserves provides a balanced presentation of such estimates and that a reserve roll forward for the reserves is not required given the immaterial level of each of these reserves both to the consolidated statement of operations and consolidated balance sheet.

Selling, General and Administrative, page 80

2.
Please provide supplementally, the detail of the components within Selling, General and Administrative expense as noted on the Statement of Operations, including the amount of Network facility rent, Utilities and Maintenance costs.

Response: In responding to the Staff’s request for supplemental information to view the trend and components within the classification of Selling General & Administrative expenses and in the network related costs included within the Company’s Statement of Operations, the Company considered that its acquisition of Global Crossing occurred early in the fourth quarter of 2011, making the Company's results during 2011 less comparable to later periods during which Global Crossing's results were included for the full period. Accordingly, the Company is providing the information requested supplementally on a confidential basis for the years ended December 31, 2012 and 2013, as well as the six months ended June 30, 2014 to provide visibility into the trends on the most comparable basis.

3.
We note that you have Network Related Expenses included as a component within selling, general and administrative expenses, and would like to understand the Company’s alternative presentation to further disaggregate such expenses on the face of its Statement of Operations, with corresponding disclosure in the footnotes to its Financial Statements.

Response: The Company includes a definition of its Core Network Services Revenue from its communication services on pages 70 and F-61 of its Annual Report on Form 10-K for the year-ended December 31, 2013 as revenue from colocation and datacenter services, transport and fiber, IP and data services, and voice services (local and enterprise). It defines its cost of revenue on pages 79 and F-12 as the costs attributed to the communication services which include leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third-party costs directly attributable to the network, but excludes depreciation and amortization and any related impairment expenses.

Selling, General and Administrative expenses are disclosed on page 80 of the 2013 Form 10-K as expenses which include salaries, wages and related benefits (including non-cash, stock-based compensation expenses), property taxes, travel, insurance, rent, contract maintenance, advertising, accretion expense on asset retirement obligations, restructuring charges and other administrative expenses. SG&A expenses also include certain network related expenses such as network facility rent, utilities and maintenance costs.

As the Company recognizes that there is significant disparity in industry practice as to the classification within the Statement of Operations, it proposes the modifications supplementally provided on a confidential basis to its current disclosure on its Statement of Operations for future filings to provide greater transparency of these costs to investors and other users of its financial statements based on an initial estimate of the total Network Related Expenses included within the detail provided supplementally in response 2 herein.

In addition, the Company proposes to enhance the disclosure in future filings within its Summary of Significant Accounting Policies noted on Page F-12, as follows:
Cost of revenue includes costs directly related to the communications business for leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third-party costs directly attributable to the network, but excludes depreciation and amortization, other network related expenses and any related impairment expenses.
The Company also proposes to include the following in future filings within its Summary of Significant Accounting Policies:
Network Related Expenses and Selling, General and Administrative Expenses
Network Related Expenses include certain other network related expenses such as network facility rent, utilities and maintenance costs, as well as salaries, wages and related benefits (including non-cash stock-based compensation expenses) associated with its operations personnel.
Selling, General and Administrative expenses include the salaries, wages and related benefits (including non-cash, stock-based compensation expense and other related costs) of its sales and corporate personnel, any related restructuring charges and other administrative expenses.
Finally, within Management’s Discussion and Analysis the Company proposes to disclose prospectively that its classification of cost of revenue and network related expenses may not be directly comparable to those of other entities, as some entities may combine these costs within their cost of revenue or provide different classifications within their selling, general and administrative expenses.
The Company proposes to include these disclosures in future filings, beginning with its Annual Report on Form 10-K for the year ended December 31, 2014.

*    *    *

As requested by the Staff, we acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2013;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments. If you have any further comments that you would like to have addressed, please let us know. If you have any questions, you may contact the undersigned at (720) 888-8286 or Neil Eckstein, Senior Vice President, Assistant General Counsel and Assistant Secretary at (720) 888-2514.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen
Senior Vice President and Controller
Principal Accounting Officer

4